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[redacted]

11015603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 14 2011
Washington, DC
189

SEC FILE NUMBER
8- 19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza, 55 Broadway
(No. and Street)

New York (City) | New York (State) | 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond J. O'Sullivan (212) 504-9361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway - Suite 516 (Address) | New York (City) | NY (State) | 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/16

OATH OR AFFIRMATION

I, Raymond J. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA A. BARREIRO
Notary Public, State of New York
No. 31-4767565
Qualified in New York County
Commission Expires Feb. 28, 2011

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roosevelt & Cross, Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated as of December 31, 2010, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross, Incorporated as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 4, 2011
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

ROOSEVELT & CROSS, INCORPORATED

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS

Cash in bank	$ 4,285,619
Special reserve bank account	100
Due from customers	1,203,488
Receivables from joint ventures	32,856
Interest receivable - State and Municipal Government Obligations	598,902
Interest receivable - United States Government obligations	517
State and Municipal Government Obligations, at market value	79,027,956
United States Government Obligations, at market value	2,807,625
Good faith deposits	643,238
Bonds failed to deliver	832,475
Other receivables	642,911
Fixed assets, at cost less accumulated depreciation of $1,202,600	800,062
Deposits	693,095
	$91,568,844

The accompanying notes are an integral part of these financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand note payable			$45,154,000
Due to customers			2,585,092
State and municipal government obligations, at market value			24,500
Bonds failed to receive			97,062
Accrued expenses and taxes payable			3,572,501
			51,433,155
COMMITMENTS AND CONTINGENT LIABILITIES			
SHAREHOLDERS' EQUITY			
Common stock	- $10 par value		
Authorized	- 500,000 shares		
Issued and outstanding	- 303,906 shares	$ 3,039,060	
Capital in excess of par value		22,734,635	
Retained earnings		14,361,994	
Total Shareholders' Equity			40,135,689
			$91,568,844

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

INCOME		
Trading profits		$33,457,280
Interest		2,084,374
Other income		2,662,609
Total Income		38,204,263
EXPENSES		
Employee compensation and benefits	$30,781,400	
Floor brokerage, exchange and clearance fees	1,182,209	
Communications and data processing	1,316,725	
Interest	117,405	
Occupancy	583,753	
Other expenses	1,877,393	
Depreciation and amortization	178,515	
Total Expenses		36,037,400
INCOME BEFORE PROVISION FOR INCOME TAXES		2,166,863
PROVISION FOR INCOME TAXES		222,572
NET INCOME		$ 1,944,291

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE - JANUARY 1, 2010			$36,348,843
Add:	Net income	$ 1,944,291	
	Sale of 35,766 shares of common stock	4,847,724	6,792,015
			43,140,858
Less:	Redemption of 40 shares of common stock	5,222	
	Dividends paid	2,999,947	3,005,169
BALANCE - DECEMBER 31, 2010			$40,135,689

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

SUBORDINATED LIABILITIES - JANUARY 1, 2010	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2010	$ -0-

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 1,944,291
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	178,515
Increase in operating assets and liabilities, detailed below	(20,509)
Net Cash Provided by Operating Activities	2,102,297
CASH FLOW FROM INVESTING ACTIVITIES	
Capital expenditures, net of retirements	(255,584)
Decrease in security deposits	23,126
Net Cash (Used in) Investing Activities	(232,458)
CASH FLOW FROM FINANCING ACTIVITIES	
Sale of common stock	4,847,724
Redemption of common stock	(5,222)
Dividends paid	(2,999,947)
Net Cash Provided by Financing Activities	1,842,55
INCREASE IN CASH	3,712,394
CASH - BEGINNING OF YEAR	573,225
CASH - END OF YEAR	$ 4,285,619
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 91,356
Income taxes	$ 152,250

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	$ 393,266
(Increase) decrease - Receivables from joint ventures	(21,858)
(Increase) decrease - Interest receivable - State, Municipal Government Obligations and United States Government Obligations	(161,501)
(Increase) decrease – State and Municipal Government Obligations, at market value	(23,495,774)
(Increase) decrease - United States Government Obligations, at market value	553,500
(Increase) decrease - Bonds failed to deliver	(832,475)
(Increase) decrease - Good faith deposits	342,218
(Increase) decrease - Other receivables	(100,379)
Increase (decrease) - Demand note payable	25,200,000
Increase (decrease) - Bonds failed to receive	43,495
Increase (decrease) - Due to customers	(222,337)
Increase (decrease) - Short positions - United States Government Obligations, at market value	24,500
Increase (decrease) - Accrued expenses and taxes payable	(1,743,164)
INCREASE IN OPERATING ASSETS AND LIABILITIES	($ 20,509)

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company, as manager of these joint ventures, advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2010, the amount advanced on behalf of joint venture participants is $32,856.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2010, the Company was indebted to banks for demand loans in the amount of $45,154,000. The aforementioned loans are collateralized by State, Municipal and Government Obligations. (See Note 1).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2010 the Company had a contingent liability in the amount of $3,895,000 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2010.

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2011	$ 487,311
December 31, 2012	397,002
December 31, 2013	357,476
December 31, 2014	372,986
December 31, 2015	341,171
December 31, 2016 and thereafter	1,379,437

Several leases require cost of living increases and increases in real estate taxes over the base year.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

As of December 31, 2010, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2010, the Company had net capital of $34,536,294 which exceeded the requirements by $34,125,788.

NOTE 7 - FAIR VALUE

The carrying amounts reflected in the balance sheet for all Current Assets, Other Assets, Current Liabilities and Liabilities Subordinated to Claims of General Creditors approximate their fair values.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SCHEDULE I

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2010

TOTAL SHAREHOLDERS' EQUITY		$40,135,689
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$40,135,689
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Unsecured accounts	$ 582,128	
Net book value of fixed assets	800,062	
Miscellaneous receivables	94,358	
Aged fail to deliver	3,574	
Total Non-Allowable Assets	1,480,122	
Other deductions and/or charges	2,737	
Total Deductions Or Charges		1,482,859
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		38,652,830
HAIRCUTS		
Contractual securities	118,150	
U.S. and Canadian Government obligations	6,158	
State and Municipal Government Obligations	3,992,228	
Total Haircuts		4,116,536
NET CAPITAL		$34,536,294

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS LIABILITIES	
Due to customers	$2,585,092
Accrued expenses and taxes payable	3,572,501
TOTAL AGGREGATE INDEBTEDNESS	$6,157,593
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17.83%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	17.83%

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2010

NET CAPITAL PER UNAUDITED X17A-5	$34,536,294
NET CAPITAL PER AUDITED REPORT	$34,536,294

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2010

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 410,506
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 410,506
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$34,125,788
EXCESS NET CAPITAL AT 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement)	$33,920,535

SCHEDULE II

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2010

CREDIT BALANCES	
Free credit balances and other balances in customers' accounts	$ 2,166,655
Money borrowed collateralized by securities carried for the accounts of customers	10,133
Customers' securities failed to receive	58,296
Total Credits	2,235,084
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	1,181,360
Failed to deliver of customer securities not older than 30 calendar days	368,992
Total Debits	1,550,352
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 684,732
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS	
Cash on deposit in reserve bank account	$ 100
$2,500,000 U.S. Treasury Bills 0.00% due 01/13/11, at market value	2,499,750
	$2,499,850

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3 TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2010

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$ 2,166,655	$2,166,655
Money borrowed collateralized by securities carried for the accounts of customers	10,133	10,133
Customers securities failed to receive	58,296	58,296
Total Credits	2,235,084	2,235,084
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	1,181,360	1,181,360
Failed to deliver of customers securities not older than 30 calendar days	10,133	10,133
Total Debits	1,550,352	1,550,352
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 684,732	$ 684,732
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$2,500,000 U.S. Treasury Bills 0.00% due 01/13/11, at market value	2,499,750	2,499,750
	$2,499,850	$2,499,850

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Roosevelt & Cross, Incorporated
1 Exchange Plaza
55 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010 which were agreed to by Roosevelt & Cross, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Roosevelt & Cross, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Roosevelt & Cross, Incorporated's management is responsible for Roosevelt & Cross, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 4, 2011
New York, New York

ROOSEVELT & CROSS INCORPORATED

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2010

SIPC assessments for the year ended December 31, 2010 totaled $95,217, which were paid as follows:

Period Ended	Date Paid	Amount
Overpayment from prior year		$ 150
June 30, 2010	July 20, 2010	48,236
December 30, 2010	February 4, 2011	46,831
		$ 95,217

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Roosevelt & Cross, Incorporated

In planning and performing our audit of the financial statements of Roosevelt & Cross, Incorporated (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 4, 2011
New York, New York

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

LOUIS STERNBACH & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS